PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

15th December 2004

Securities and Exchange Commissi
Division of Corporation Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcements re:

- Holdings in Company – 22nd October 2004;
- Equity Investment – 13th December 2004;
- Review of Reserves – 14th December 2004.

Yours faithfully,

PETER HAMBRO MINING PLC

By:

[signature]

Karolina Subczynska
In-House Legal Counsel

12/29

PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

Press Release Issued on 22nd October 2004:

Holdings in Company

22 October 2004

The Company was notified on 21 October 2004 by Threadneedle Asset Management Limited that it holds 3,736,104 Ordinary Shares in the Company on behalf of Zurich Financial Services and its Group. This holding is held through Littledown Nominees Limited and represents 5.05 per cent. of the total issued share capital of the Company.

Press Release Issued on 13th December 2004:

13th December 2004

IFC Proposes an Equity Investment in Peter Hambro Mining

Peter Hambro Mining ("PHM") announces that it has agreed to a potential investment from the International Finance Corporation ("IFC") for US$15m in newly issued equity with a matching number of warrants. The investment proposal is subject to further due diligence, approval by the IFC's Board and the finalisation of documentation; the target date for the investment is February 2005.

Proposed Investment

PHM proposes to issue US$15m in new shares and matching warrants to the IFC in February 2005. The proposed new shares will be ordinary shares in PHM ranking pari passu with all existing ordinary shares. The issue price of the shares will be the lesser of UK£5.50 per share or the five day volume weighted average price before final issue (the "Investment Price"). The warrants will have a strike price of a 25% premium to the Investment Price. PHM will be able to require the IFC to exercise the warrants if the shares trade at a 60% premium to this price in the two years following the issue and at a 30% premium to this price after two years.

The IFC is the private sector arm of The World Bank Group. The IFC is a substantial provider of project finance to companies in Russia in all sectors, including gold mining.

Peter Hambro, Executive Chairman, said: -

"I am delighted that the IFC is proposing to invest in the company as a sign of their support in what we are doing. We are continuing the development of both Pokrovskiy and Pioneer projects and intend to report on progress during the second quarter of 2005. I believe that IFC's consideration of an investment at this stage is a great vote of confidence in the strength of the projects."

Christopher Goss, Principal Investment Officer, the International Finance Corporation, said: -

"I am delighted at the prospect of participation in PHM's mining developments in Russia. We believe that the development of the gold sector is key to Russia's development and can bring great benefits at the regional and community level".

Press Release Issued on 14th December 2004:

Tuesday, 14th December 2004

Micromine review of Pokrovskiy mineable in-pit reserves shows Russian classification understates JORC results by 34%

Peter Hambro Mining ("PHM") announces that it has received a report from Micromine Pty. Ltd. ("Micromine") which demonstrates that the Russian mineable reserves evaluation, used by PHM and all Russian miners, is conservative. Furthermore Micromine reported that the methodology and approach used by PHM comply with the 1999 code set by the Australian Joint Ore Reserves Committee (JORC) and with other international standards.

Micromine's estimation of "JORC code proven reserves" at Pokrovskiy totals 1.03 million ounces whereas the Russian "on balance C1 reserves" previously reported by PHM total only 0.77 million ounces.

The Review Report

PHM acquired from Micromine, the Australian mining industry consultants, a suite of computer programmes to improve mine planning at Pokrovskiy and Pioneer. This software, which is used worldwide in the gold mining industry, has now been installed and a start has been made on input of the PHM group's geological data. The first result of this work is a Micromine plan of the Pokrovskiy pit shell, the first area for which a complete data set is available. It should be noted

PETER HAMBRO MINING PLC

that this only includes in situ reserves and does not take into account the company's ore stock-piles.
A comparison of the results with those of the Russian classification system is shown below.

Estimation of Pokrovskiy Pit-shell Reserves (excluding flanks) as at 31/12/04

JORC reserves at Pokrovskiy per Micromine

Classification	Ore ('000 t)	Gold Content (kg)	('000 oz)
Measured & Indicated	19,237	38,028	1,223
Inferred	7,604	8,085	260
Total	26,841	46,113	1,483
of which the mineable proven reserve is:	--------	----------	-----------
Proven	12,999	31,992	1,029
	--------	----------	-----------

Russian classification reserves as reported by PHM

Classification *	Ore ('000 t)	Gold Content (kg)	('000 oz)
Conditioned ore reserves C1	8,324	33,193	1,067
C2	496	1,565	50
Low Grade reserves C1	9,811	9,964	320
TOTAL IN PIT	18,632	44,722	1,438
Stockpiles conditioned ore C1	1,531	5,277	170
Stockpiles low-grade ore C	2,710	2,168	70
TOTAL IN STOCKPILES	4,241	7,445	239
	-------	------	-------
TOTAL	22,873	52,167	1,677
	-------	------	-------
of which the mineable 'on balance' number is:			
C1	5,756	23,887	768

The published Russian data includes ore stock-piles.

*The Russian classification numbers are those generated by PHM as being representative at year end 2004. These numbers will be submitted for approval of the local authorities at that time.

The table above shows that, under the JORC system as compared to Russian standards, there is a 34% increase in the quantity of gold in the mineable reserve, and the ore tonnage more than doubles.

Micromine also suggested that, with further work on the methodology used and the input of recently received exploration data, areas of the deposit as currently presented could be underestimating the tonnage present.

Total Volume of Analytical Data Used By Micromine

	Total	Drill Holes	Trenches
Number of exploration drill holes & trenches	1,864	1,268	596
Number of intervals	66,990	53,789	13,201
Number of assays (Au)	60,879	48,225	12,624
Number of assays (Ag)	36,806	36,806	-

Additional geological data from outside the pit shell at Pokrovskiy and from Pioneer is being entered and the results from the Group's upgraded and enlarged assay laboratory facilities, which are expected to be operational in January 2005, will enable further reconciliation to be achieved.

Micromine

Micromine Pty. Ltd. of Australia is a market leading company that provides consulting services and develops computer software and to the resource industry. It markets and operates those products worldwide and has branch offices and agencies at a number of overseas locations. It provides support for its products and uses them, in addition to third party software, to provide consulting and bureau services, particularly to mineral and petroleum exploration and extraction companies. Micromine software is one of the most commonly used operating systems by resource companies worldwide.
The Micromine consulting team contains 'Competent Persons' who are qualified to report in JORC. The JORC Code is an internationally accepted reporting standard used by a number of major international mining companies, and as a template for countries in the process of developing or revising their own reporting standards. Dimitry Pertel, Senior Reserve Geologist at Micromine and the author of the report for PHM, is a 'Competent Person' to report the JORC numbers for a company traded on London's AIM.

Peter Hambro, Executive Chairman, said: -

"It is with pleasure that we announce that the reserve reporting system that PHM has always used is conservative when compared to the internationally accepted JORC Code. I have always believed that the prescriptive and objective nature of the Russian system is highly reliable.

The international review of the reserves at Pokrovskiy by Micromine is the first step by Peter Hambro Mining to report in a dual way and recognises the Russian Ministry of Natural Resources's declared move towards an internationalisation of that country's reporting system.

I hope that appreciation by investors of the conservative nature of the Russian system will reduce what I believe to be an unwarranted discount placed by the market on the value of PHM's Russian reserve and resource inventory.

PHM will continue to input data for mine planning purposes at Pokrovskiy and at Pioneer, where we have reported a total of over 10 million ounces of reserves and resources under the Russian reporting standards.

I would like to take this opportunity to thank and congratulate Nicolai Vlasov, PHM's Group Chief Geologist, and his team who have worked hard with Micromine to create the model at Pokrovskiy and who are now working on expanding this to cover further of the Group's assets."

For comparative purposes it should be noted that the following table appeared in the PHM 2003 Annual Report
Pokrovskiy Rudnik excluding the flanks per Russian Standards - 1/1/2003

Classification	Ore	Gold Content	
	('000 t)	(kg)	('000 oz)
Conditioned ore reserves C1	9,275	36,489	1,173
C2	619	2,080	67
Low Grade reserves C1	10,602	10,504	338
TOTAL IN PIT	20,496	49,073	1,578
Stockpiles conditioned ore C1	2,831	8,039	258
Stockpiles low-grade ore C	2,181	1,849	59
TOTAL IN STOCKPILES	5,012	9,888	318
TOTAL	25,508	58,961	1,896